

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2017

Joseph M. Yorio
Chief Executive Officer
School Specialty Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re: School Specialty Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 29, 2017**
> **File No. 000-24385**

Dear Mr. Yorio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Dennis Connolly, Esq.